SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	May	2013
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3100, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News Release, dated May 3, 2013.

Document 1

For Immediate Release	May 3, 2013
Sonde Resources Corp. Announces Retirement of President and Chief Executive Officer

CALGARY, ALBERTA- (Marketwire – May 3, 2013) - Sonde Resources Corp. ("Sonde" or the "Company") (TSX:SOQ) (NYSE MKT:SOQ) announced today that Jack Schanck, President and Chief Executive Officer, has formally notified the Board of Directors of his intention to retire from Sonde for personal reasons. Mr. Schanck’s retirement is effective on the earlier of June 30, 2013 and the appointment of a successor to the position of President and Chief Executive Officer. Mr. Schanck will also be retiring from the Board of Directors but he has agreed to stay on as an advisor until December 31, 2013 to assist with the transition. The Board of Directors has formed a search committee which is in the advanced stages of identifying a suitable replacement for Mr. Schanck.

Kerry Brittain, Chairman of the Board, stated: "The Board of Directors of Sonde wishes to sincerely thank Jack for his contribution to Sonde. During his tenure, Jack made significant progress in rationalizing Sonde's portfolio of legacy assets, while concurrently leading the acquisition and partial monetization of new exploratory plays. Under a difficult economic and political environment, Jack has also been unstinting in his efforts to bring in a partner in our Joint Oil Project in North Africa. We wish Jack well in his future endeavors."

Sonde Resources Corp. is a Calgary, Alberta, Canada based energy company engaged in the exploration and production of oil and natural gas. Its operations are located in Western Canada and offshore North Africa. See Sonde's website at www.sonderesources.com to review further detail on Sonde's operations.

Contact Information

Sonde Resources Corp.
Suite 3100, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6

Kurt A. Nelson, Chief Financial Officer
Phone: (403) 503-7944
Fax: (403) 216-2374

www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)
Date:	May 3, 2013	By:	/s/ Cheryl Clark
Name: Cheryl Clark Title: Corporate Controller/Assistant Corporate Secretary

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